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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                West Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    952355105
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              H. Peter Haveles, Jr.
                               Arnold & Porter LLP
                                 399 Park Avenue
                               New York, NY 10022
                                 (212) 715-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 19, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


SEC 1746  (03-06)

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     Fred Alger Management Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................|_|
     (b) .................................................................|X|

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................|_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  ......................New York

                        7.    Sole Voting Power:                       1,407,053
Number of               --------------------------------------------------------
Shares
Beneficially            8.    Shared Voting Power:                     0
Owned by                --------------------------------------------------------
Each
Reporting               9.    Sole Dispositive Power:                  1,407,053
Person With             --------------------------------------------------------

                        10.   Shared Dispositive Power:                0
--------------------------------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                                           1,407,053

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)................................................|_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):              2.0%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     J.P. Morgan Investment Management Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................|_|
     (b) .................................................................|X|

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................|_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  ......................Delaware

                        7.    Sole Voting Power:                       793,258
Number of               --------------------------------------------------------
Shares
Beneficially            8.    Shared Voting Power:                     0
Owned by                --------------------------------------------------------
Each
Reporting               9.    Sole Dispositive Power:                  793,258
Person With             --------------------------------------------------------

                        10.   Shared Dispositive Power:                0
--------------------------------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                                           793,258

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)................................................|_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):             1.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     JPMorgan Investment Advisors Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................|_|
     (b) .................................................................|X|

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................|_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  ...........................Ohio

                        7.    Sole Voting Power:                       1,133,935
Number of               --------------------------------------------------------
Shares
Beneficially            8.    Shared Voting Power:                     0
Owned by                --------------------------------------------------------
Each
Reporting               9.    Sole Dispositive Power:                  1,133,935
Person With             --------------------------------------------------------

                        10.   Shared Dispositive Power:                0
--------------------------------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                                           1,133,935

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)................................................|_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):             1.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     J.P. Morgan Chase Bank, National Association

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................|_|
     (b) .................................................................|X|

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................|_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  ..................United States

                        7.    Sole Voting Power:                       43,500
Number of               --------------------------------------------------------
Shares
Beneficially            8.    Shared Voting Power:                     0
Owned by                --------------------------------------------------------
Each
Reporting               9.    Sole Dispositive Power:                  43,500
Person With             --------------------------------------------------------

                        10.   Shared Dispositive Power:                0
--------------------------------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                                           43,500

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)................................................|_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):             0.1%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA

--------------------------------------------------------------------------------
1.   Name of Reporting Person:
     I.R.S. Identification No. of above person (entities only).

     M.A. Weatherbie & Co., Inc.

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) .................................................................|_|
     (b) .................................................................|X|

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions):  OO

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)...................................................|_|

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization:  ..................Delaware

                        7.    Sole Voting Power:                       727,150
Number of               --------------------------------------------------------
Shares
Beneficially            8.    Shared Voting Power:                     0
Owned by                --------------------------------------------------------
Each
Reporting               9.    Sole Dispositive Power:                  894,717
Person With             --------------------------------------------------------

                        10.   Shared Dispositive Power:                0
--------------------------------------------------------------------------------


11.  Aggregate Amount Beneficially Owned by Each Reporting
     Person:                                                           894,717

--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)................................................|_|
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11):             1.3%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions): IA

ITEM 1.           SECURITY AND ISSUER

         This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of West Corporation, a Delaware corporation ("West" or the "Company"). The principal executive offices of West are located at 11808 Miracle Hills Road, Omaha, Nebraska 68154.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a), (b) and (c). This Statement on Schedule 13D is being filed jointly by the following persons (collectively the "Reporting Persons"):

                           (i) Fred Alger Management, Inc. ("Alger");

                           (ii) J.P. Morgan Investment Management Inc.
                  ("JPMIM"), a wholly owned subsidiary of JPMorgan Chase & Co. which expressly disclaims beneficial ownership of the shares reported herein.

                           (iii) JPMorgan Investment Advisors Inc. ("JPMIA"), a
                  wholly owned subsidiary of JPMorgan Chase & Co. which expressly disclaims beneficial ownership of the shares reported herein.

                           (iv) JPMorgan Chase Bank, N.A. ("JPMCB"), a wholly
                  owned subsidiary of JPMorgan Chase & Co. which expressly disclaims beneficial ownership of the shares reported herein.

                           (v) M.A. Weatherbie & Co., Inc. ("Weatherbie").

         Alger is organized under the laws of the State of New York. The address of the principal office of Alger is 111 Fifth Avenue, New York, NY 10003. Alger is a private investment holding company that invests in various business interests and securities, including investments through its subsidiaries.

         JPMIM is organized under the laws of the State of Delaware. The address of the principal office of JPMIM is 525 Fifth Avenue, New York, NY 10036. JPMIM is a U.S. registered investment advisor with the Securities and Exchange Commission (the "SEC").

         JPMIA is organized under the laws of the State of Ohio. The address of the principal office of JPMIA is 1111 Polaris Parkway, Columbus, OH 43240. JPMIA is a U.S. registered investment advisor with the SEC.

         JPMCB is a national banking association organized under the laws of the United States of America. The address of the principal office of JPMCB is 1111 Polaris Parkway, Columbus, Ohio 43240. JPMCB is a national banking association.

         Weatherbie is organized under the laws of the State of Delaware. The address of the principal office of Weatherbie is 265 Franklin Street, 16th Floor, Boston, MA 02110. Weatherbie is a private investment holding company that invests in various business interests and securities, including investments through its subsidiaries.

         Additional information with respect to the executive officers and directors of the Reporting Persons is listed on Exhibits A - E, attached hereto.

                  (d) During the last five years, none of the Reporting Persons or, to the best knowledge of each Reporting Person, any person identified in
Item 2 hereof, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                  (e) (i) JPMORGAN CHASE BANK, N.A.: The SEC investigated the questions of whether, in connection with the Bond Paying Agency function within JPMorgan Chase's Institutional Trust Services Group, there had been violations of its transfer agency recordkeeping or reporting regulations and whether JPMorgan Chase's disclosure regarding these issues had been adequate and timely. In September 2001, JPMorgan consented, without admitting or denying the underlying factual allegations or findings, to a $1 Million civil penalty and to an SEC Order that it cease and desist from future violations of the Transfer Agency recordkeeping and reporting provisions. The conditions giving rise to the investigation have since been addressed.

                  (ii) JPMORGAN INVESTMENT ADVISORS INC.: In September 2003, the SEC launched an investigation into the alleged violation by Banc One Investment Advisors Corporation ("BOIA") (now known as JPMorgan Investment Advisors Inc.) and a Senior Officer of BOIA of the Antifraud provisions of the Investment Advisers Act of 1940 and the Investment Company Act of 1940. The alleged violations took place from June 1999 - May 2003. The specific allegations against BOIA included: allowing excessive short-term trading in BOIA Managed Mutual Funds; failing to disclose the conflict of interest created by permitting marketing-timing arrangements in BOIA Mutual Funds; failing to charge required redemption fees in BOIA Mutual Funds; failing to have adequate written procedures to prevent the non-public disclosure of holdings in BOIA Mutual Funds and causing the BOIA Mutual Funds to participate in joint transactions that raised conflicts of interest in violation of the 1940 Act.

         In June, 2004, BOIA resolved these matters in a settlement with the SEC and the NY Attorney General in which BOIA, without admitting or denying the findings by the SEC or the NY Attorney General (i) consented to the SEC's issuance of a Final Order instituting administrative and cease-and-desist proceedings, making findings and imposing remedial sanctions and a cease-and-desist order and (ii) agreed to the NY Attorney General's assurance of discontinuance.

                  (iii) Other than those items listed in (i) and (ii) above, during the last five years, none of the Reporting Persons or, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violations with respect to such laws.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         All of the funds used to purchase the Common Stock described in this
Schedule 13D came from investment funds under management of the Reporting
Persons.

ITEM 4.           PURPOSE OF TRANSACTION

         Each of the Reporting Persons acquired the Common Stock beneficially owned by it in the ordinary course of its purchasing, selling and trading in securities on behalf of customer accounts. No reporting person has any beneficial or indirect interest in any shares of Common Stock and/or related securities that are held by any other Reporting Person. Depending upon market conditions, each Reporting Person's fiduciary obligations and other factors that each of them may independently deem material, each such Reporting Person may individually and independently purchase additional shares of Common Stock and/or related securities or may dispose of all or a portion of the Common Stock or related securities that it now beneficially owns or may hereafter acquire.

         On June 19, 2006, the Reporting Persons, acting together, contacted the chair of the Special Committee appointed by the Board of Directors of the Company for the sole purpose of engaging the Company in a dialogue about the terms of the proposed restructuring plan between the Company, on the one hand, and Thomas H. Lee Partners and Quadrangle Group LLC, on the other hand.

         Each Reporting Person retains sole and exclusive control over the management and disposition of each Reporting Person's respective holdings in the Company. Except for the foregoing, the Reporting Persons have no plans or proposals that would result in any of the following in relation to the Company:
(i) the acquisition or disposition of additional securities; (ii) an extraordinary corporate transaction (such as a merger, reorganization or liquidation); (iii) a sale or transfer of a material amount of assets; (iv) any change in the present board of directors or management; (v) any material change in the present capitalization or dividend policy; (vi) any other material change in the business or corporate structure; (vii) changes in the charter, bylaws or instruments corresponding thereto; (viii) causing a class of securities to be delisted from a national securities exchange or to cease to be authorized; (ix) a class of equity securities becoming eligible for termination of registration; or (x) any action similar to any of those enumerated above.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

         (a) (i) Alger beneficially owns 1,407,053 shares of Common Stock, constituting approximately 2.0% of all of the outstanding shares of Common Stock.

         (ii) JPMIM beneficially owns 793,258 shares of Common Stock, constituting approximately 1.1% of all of the outstanding shares of Common Stock.

         (iii) JPMIA beneficially owns 1,133,935 shares of Common Stock, constituting approximately 1.6% of all of the outstanding shares of Common Stock.

         (iv) JPMCB beneficially owns 43,500 shares of Common Stock, constituting approximately 0.1% of all of the outstanding shares of Common Stock.

         (v) Weatherbie beneficially owns 894,717 shares of Common Stock, constituting approximately 1.3% of all of the outstanding shares of Common Stock.

         (vi) Collectively, the Reporting Persons beneficially own 4,272,463 shares of Common Stock, constituting approximately 6.0% of all of the outstanding shares of Common Stock. Each Reporting Person retains sole and exclusive control over the management and disposition of each Reporting Person's respective holdings in the Company.

         (b) (i) Alger may be deemed to have sole power to direct the voting and disposition of the 1,407,053 shares of Common Stock pursuant to its ownership of 2.0% of the voting securities of West.

                  (ii) JPMIM may be deemed to have sole power to direct the voting and disposition of the 793,258 shares of Common Stock pursuant to its ownership of 1.1% of the voting securities of West.

                  (iii) JPMIA may be deemed to have sole power to direct the voting and disposition of the 1,133,935 shares of Common Stock pursuant to its ownership of 1.6% of the voting securities of West.

                  (iv) JPMCB may be deemed to have sole power to direct the voting and disposition of the 43,500 shares of Common Stock pursuant to its ownership of 0.1% of the voting securities of West.

                  (v) Weatherbie may be deemed to have sole power to direct the voting and disposition of the 894,717 shares of Common Stock pursuant to its ownership of 1.3% of the voting securities of West.

         (c) (i) The following transactions were effected by Alger during the past sixty (60) days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/24/06                         WSTC                         22,900                       47.32
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/25/06                         WSTC                         18,500                       47
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/27/06                         WSTC                         4,250                        46.92
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/28/06                         WSTC                         (21,300)                     46.10
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/5/06                          WSTC                         (200)                        46.12
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (57,650)                     43.44
------------------------------- ---------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (310)                        43.41
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (650)                        43.42
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (175)                        43.41
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         (32,000)                     42.83
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         (900)                        43.52
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         (1,850)                      43.44
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         (505)                        43.54
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (139,805)                    42.01
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (635)                        42.24
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (345)                        42.18
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/24/06                         WSTC                         (9,950)                      40.66
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         2,450                        42.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         (50,000)                     42.01
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         (54,395)                     42.01
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         (54,100)                     48.72
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/2/06                          WSTC                         (33,100)                     48.57
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/5/06                          WSTC                         (300)                        48.41
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/13/06                         WSTC                         (120,650)                    47.53
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/14/06                         WSTC                         (68,600)                     47.48
------------------------------- ---------------------------- ---------------------------- ----------------------------

         (c) (ii) The following transactions were effected by JPMIM during the past sixty (60) days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/28/06                         WSTC                         300                          46.16
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/3/06                          WSTC                         3,400                        46.30
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         18,000                       46.11
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/8/06                          WSTC                         1,300                        46.24
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/10/06                         WSTC                         7,000                        46.17
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/11/06                         WSTC                         900                          46.13
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/15/06                         WSTC                         (100)                        43.74
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (300)                        43.35
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         2,100                        42.58
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         6,300                        42.71
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         700                          43.19
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/22/06                         WSTC                         36                           41.68
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/22/06                         WSTC                         (3)                          41.69
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         100                          41.87
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (1,100)                      41.74
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/24/06                         WSTC                         1,500                        41.13
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         500                          42.04
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         20,191                       41.92
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         (100)                        42.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         18,776                       42.05
------------------------------- ---------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/30/06                         WSTC                         20,400                       43.30
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/31/06                         WSTC                         (500)                        47.94
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         441                          48.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/6/06                          WSTC                         (26,800)                     48.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/7/06                          WSTC                         (7,500)                      47.95
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/8/06                          WSTC                         (1,700)                      47.69
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/9/06                          WSTC                         (1,600)                      47.73
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/13/06                         WSTC                         (500)                        47.66
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/14/06                         WSTC                         (38,000)                     47.47
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/15/06                         WSTC                         2,200                        47.49
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/15/06                         WSTC                         (37,600)                     47.56
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/16/06                         WSTC                         (56,300)                     47.59
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/20/06                         WSTC                         (8,200)                      47.75
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/21/06                         WSTC                         (300)                        47.77
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/21/06                         WSTC                         100                          47.41
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/21/06                         WSTC                         (4,100)                      47.66
------------------------------- ---------------------------- ---------------------------- ----------------------------

         (c) (iii) The following transactions were effected by JPMIA during the past sixty (60) days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         (100)                        46.08
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         23,700                       46.11
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         500                          46.18
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/10/06                         WSTC                         1,700                        46.17
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         (100)                        43.35
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         500                          41.92
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         100                          41.87
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (23,100)                     41.74
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         300                          41.87
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/24/06                         WSTC                         2,600                        41.13
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         12,100                       42.04
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         23,542                       41.92
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/25/06                         WSTC                         2,300                        42.04
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         33,780                       42.05
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         (100)                        42.00
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         2,336                        42.05
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/30/06                         WSTC                         37,100                       43.30
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/30/06                         WSTC                         2,500                        43.30
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/30/06                         WSTC                         225                          43.47
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         13,764                       48.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         (100)                        48.74
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         1,936                        48.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/5/06                          WSTC                         (300)                        48.40
------------------------------- ---------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/6/06                          WSTC                         (400)                        47.99
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/8/06                          WSTC                         (100)                        47.69
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/12/06                         WSTC                         (60,900)                     47.74
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/13/06                         WSTC                         (300)                        47.60
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/14/06                         WSTC                         (62,300)                     47.47
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/15/06                         WSTC                         (62,400)                     47.56
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/16/06                         WSTC                         (93,480)                     47.59
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/16/06                         WSTC                         (1,620)                      47.72
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/19/06                         WSTC                         (5,600)                      47.80
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/19/06                         WSTC                         (3,200)                      47.78
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/20/06                         WSTC                         (8,870)                      47.75
------------------------------- ---------------------------- ---------------------------- ----------------------------

         (c) (iv) The following transactions were effected by JPMCB during the past sixty (60) days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/1/06                          WSTC                         200                          46.13
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         (100)                        46.13
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/16/06                         WSTC                         (400)                        43.58
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         (100)                        43.51
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/23/06                         WSTC                         (200)                        41.88
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         (500)                        48.69
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/5/06                          WSTC                         (200)                        48.39
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/13/06                         WSTC                         (1,700)                      47.71
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/14/06                         WSTC                         (100)                        47.45
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/16/06                         WSTC                         (100)                        47.58
------------------------------- ---------------------------- ---------------------------- ----------------------------

         (c) (v) The following transactions were effected by Weatherbie during the past sixty (60) days:

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
4/24/06                         WSTC                         (860)                        47.28
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/4/06                          WSTC                         (740)                        46.19
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/12/06                         WSTC                         (690)                        43.73
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/18/06                         WSTC                         88,790                       43.48
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/19/06                         WSTC                         14,619                       45.16
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/22/06                         WSTC                         (3,070)                      41.64
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/26/06                         WSTC                         (660)                        41.96
------------------------------- ---------------------------- ---------------------------- ----------------------------
5/31/06                         WSTC                         (309,510)                    48.34
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/1/06                          WSTC                         (51,869)                     48.67
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/2/06                          WSTC                         (142,162)                    48.64
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/8/06                          WSTC                         (92,649)                     47.79
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/9/06                          WSTC                         (115,244)                    47.70
------------------------------- ---------------------------- ---------------------------- ----------------------------

------------------------------- ---------------------------- ---------------------------- ----------------------------
Date                            Security                     Amount of Shares             Approx. Price per
                                                             Bought(Sold)                 Share (excl. of
                                                                                          commissions)
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/12/06                         WSTC                         (50)                         47.71
------------------------------- ---------------------------- ---------------------------- ----------------------------
6/14/06                         WSTC                         (1,740)                      47.40
------------------------------- ---------------------------- ---------------------------- ----------------------------

         Other than as noted above, no Reporting Person nor, to the best knowledge of each Reporting Person, any person identified in Item 2 hereof, beneficially owns any shares of Common Stock or has effected any transaction in the Common Stock during the preceding 60 days.

         (d) No person, other than each Reporting Person, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by each such Reporting Person.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         See Item 4 of this Schedule 13D.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS

         None.

                                   SIGNATURES

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                                         FRED ALGER MANAGEMENT, INC.

Date:    June  23, 2006                           /s/Hal Liebes
         ------------------                       ---------------------------
                                                  Name:  Hal Liebes
                                                  Title: General Counsel


                                         J.P. MORGAN INVESTMENT
                                         MANAGEMENT INC.


Date:    June  23, 2006                           /s/Christopher M. V. Jones
         ------------------                       -----------------------------
                                                  Name:  Christopher M. V. Jones
                                                  Title: Managing Director


                                         JPMORGAN INVESTMENT ADVISORS
                                         INC.


Date:    June  23, 2006                           /s/Christopher M. V. Jones
         ------------------                       -----------------------------
                                                  Name:  Christopher M. V. Jones
                                                  Title: Managing Director


                                         JPMORGAN CHASE BANK, NATIONAL
                                         ASSOCIATION


Date:    June  23, 2006                           /s/Christopher M. V. Jones
         ------------------                      -----------------------------
                                                  Name:  Christopher M. V. Jones
                                                  Title: Managing Director


                                         M.A. WEATHERBIE & CO., INC.


Date:    June  23, 2006                           /s/ Matthew A. Weatherbie
         ------------------                       ------------------------------
                                                  Name:  Matthew A. Weatherbie
                                                  Title: President


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

                                    EXHIBIT A

              OFFICERS AND DIRECTOR OF FRED ALGER MANAGEMENT, INC.

------------------------------------ ------------------------------------------ ------------------------------------
NAME                                 ADDRESS                                    TITLE/POSITION
------------------------------------ ------------------------------------------ ------------------------------------
Frederick M. Alger III               Fred Alger Management, Inc.                Chairman, Fred Alger
                                     111 Fifth Avenue                           Management, Inc.
                                     New York, NY 10003
------------------------------------ ------------------------------------------ ------------------------------------
Daniel C. Chung                      Fred Alger Management, Inc.                President, Fred Alger
                                     111 Fifth Avenue                           Management, Inc.
                                     New York, NY 10003
------------------------------------ ------------------------------------------ ------------------------------------
Frederick A. Blum                    Fred Alger Management, Inc.                Treasurer, Fred Alger
                                     111 Fifth Avenue                           Management, Inc.
                                     New York, NY 10003
------------------------------------ ------------------------------------------ ------------------------------------

                                    EXHIBIT B

         OFFICERS AND DIRECTOR OF J.P. MORGAN INVESTMENT MANAGEMENT INC.

------------------------------------ ------------------------------------------ ------------------------------------
NAME                                 ADDRESS                                    TITLE/POSITION
------------------------------------ ------------------------------------------ ------------------------------------
Joseph K. Azelby                     J.P. Morgan Investment Management Inc.     Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     2nd Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Seth P. Bernstein                    J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Clive Stuart Brown                   J.P. Morgan Investment Management Inc.     Managing Director, JPMorgan
                                     20 Finsbury Street                         Asset Management
                                     6th Floor
                                     London EC2Y 9AQ
                                     United Kingdom
------------------------------------ ------------------------------------------ ------------------------------------
George C. Gatch                      J.P. Morgan Investment Management Inc.     Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     3rd Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Evelyn E. Guernsey                   J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
I. Amy Pappas                        J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Paul A. Quinsee                      J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     4th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Lawrence M. Unrein                   J.P. Morgan Investment Management Inc.     Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     3rd Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------

                                    EXHIBIT C

           OFFICERS AND DIRECTOR OF JPMORGAN INVESTMENT ADVISORS INC.

------------------------------------ ------------------------------------------ ------------------------------------
NAME                                 ADDRESS                                    TITLE/POSITION
------------------------------------ ------------------------------------------ ------------------------------------
Seth P. Bernstein                    J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Evelyn E. Guernsey                   J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
I. Amy Pappas                        J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     5th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Paul A. Quinsee                      J.P. Morgan Investment Advisors Inc.       Managing Director, JPMorgan
                                     245 Park Avenue                            Asset Management
                                     4th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------

                                    EXHIBIT D

               OFFICERS AND DIRECTOR OF JPMORGAN CHASE BANK, N.A.

------------------------------------ ------------------------------------------ ------------------------------------
NAME                                 ADDRESS                                    TITLE/POSITION
------------------------------------ ------------------------------------------ ------------------------------------
Michael J. Cavanagh                  JPMorgan Chase Bank, N.A.                  Director, EVP & Chief Financial
                                     270 Park Avenue                            Officer, JPMorgan Chase Bank, N.A.
                                     8th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
James Dimon                          JPMorgan Chase Bank, N.A.                  Director & Chief Executive
                                     270 Park Avenue                            Officer, JPMorgan Chase Bank, N.A.
                                     8th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
William B. Harrison Jr.              JPMorgan Chase Bank, N.A.                  Chairman of the Board, JPMorgan
                                     270 Park Avenue                            Chase Bank, N.A.
                                     8th Floor
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Charles W. Scharf                    JPMorgan Chase Bank, N.A.                  Executive Vice President, Retail
                                     270 Park Avenue                            Financial Services, JPMorgan
                                     8th Floor                                  Chase Bank, N.A.
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------
Don M. Wilson III                    JPMorgan Chase Bank, N.A.                  Managing Director, Chief Risk
                                     270 Park Avenue                            Officer, JPMorgan Chase Bank,
                                     8th Floor                                  N.A.
                                     New York, NY 10017
------------------------------------ ------------------------------------------ ------------------------------------

                                    EXHIBIT E

              OFFICERS AND DIRECTOR OF M.A. WEATHERBIE & CO., INC.

------------------------------------ ------------------------------------------ ------------------------------------
NAME                                 ADDRESS                                    TITLE/POSITION
------------------------------------ ------------------------------------------ ------------------------------------
Matthew A. Weatherbie                M.A. Weatherbie & Co., Inc.                Director / Chief Executive Officer
                                     265 Franklin Street                        / Chief Investment Officer, M.A.
                                     Boston, MA 02110                           Weatherbie & Co., Inc.
------------------------------------ ------------------------------------------ ------------------------------------